EXHIBIT 15.1



Insilco Holding Co.
Columbus, Ohio

Ladies and Gentlemen:

Registration Statement (Form S-2)

With respect to the registration statement (Form S-2) for the Insilco Holding Co. Common Stock, Warrants to Purchase Common Stock, Pay-In-Kind Preferred Stock, we acknowledge our awareness of the use therein of our report dated July 22, 1998 related to our review of interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933, such report is not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.

Very truly yours,

						  /s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Columbus, Ohio
November 9, 1998